SCHEDULE 13G

Amendment No. 2
Midwest Express Holdings Incorporated
Common Stock
Cusip #597911106


Cusip #597911106
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	    HC


Cusip #597911106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Midwest Express Holdings Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		6744 South Howell Avenue

		Oak Creek, WI  53154


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		597911106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	0

	(b)	Percent of Class:	0.000%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	0

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2005
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on November 10, 2005, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Common Stock of Midwest Express Holdings
Incorporated at October 31, 2005.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d